CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2004 and 2003

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-3800 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of CanAlaska Ventures Ltd.:

We have audited the accompanying consolidated balance sheets of CanAlaska Ventures Ltd. (An Exploration Stage Company) as at 30 April 2004 and 2003 and the related consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 30 April 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally audited standards and with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2004 and 2003 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 30 April 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
19 May 2004, except as to Note 5(a)(i) and 5(e)(ii) which are at 28 May 2004	CHARTERED ACCOUNTANTS

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 30 April
Canadian Funds

ASSETS	2004	2003
Current
Cash and cash equivalents	$1,280,871	$147,469
Accounts and advances receivable	10,819	24,958
Portfolio investments (Note 3)	401,244	412,575
	1,692,934	585,002
Restricted Cash - Flow-Through (Note 8b)	731,006	65,886
Long-Term Investments (Note 4)	1	1
Mineral Property Costs - Schedule (Note 5)	2,033,644	1,760,186
Property, Plant and Equipment (Note 6)	53,404	50,216
	$4,510,989	$2,461,291

LIABILITIES
Current
Accounts payable and accrued liabilities	$67,298	$54,710
Loan payable (Note 7)	-	7,350
	67,298	62,060
Commitments (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
27,314,439 (2003 –14,675,117) shares outstanding	21,463,867	18,706,926
Deficit - Statement 2	(17,020,176)	(16,307,695)
	4,443,691	2,399,231
	$4,510,989	$2,461,291

ON BEHALF OF THE BOARD:

        “Harry Barr”                              , Director

         “Bernard Barlin”                       , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated Deficit
	Number	Amount		Total
Balance - 30 April 2001	10,220,783	$18,126,970	$(14,691,704)	$3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Finders' fee	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	18,706,926	(16,307,695)	2,399,231
Issuance of shares for:
- Private placements	11,118,944	2,401,630	-	2,401,630
- Properties	350,000	122,000	-	122,000
- Exercise of warrants	738,333	102,417	-	102,417
- Exercise of options	40,000	6,000	-	6,000
- Finders’ fees	392,045	-	-	-
Share issuance costs	-	(32,106)	-	(32,106)
Stock-based compensation	-	157,000	-	157,000
Loss for the year	-	-	(712,481)	(712,481)
Balance – 30 April 2004	27,314,439	$21,463,867	$(17,020,176)	$4,443,691

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Cumulative From Inception (8 June 1987) to 30 April 2004	Years Ended 30 April
		2004	2003	2002
General and Administrative Expenses
Consulting fees	$1,557,957	$286,981	$90,548	$56,880
Management fees	1,685,544	95,243	88,200	86,000
Accounting and audit	563,967	34,650	42,172	54,821
Insurance, licenses and filing	554,411	51,295	41,131	40,067
Rent	459,182	40,015	40,015	40,015
Shareholder relations	1,907,115	83,118	39,567	52,094
Wages, commissions and benefits	734,135	41,405	31,031	23,744
Office and miscellaneous	1,034,727	49,653	27,030	33,331
Travel, food and lodging	1,254,739	34,268	19,892	15,515
Amortization	546,507	16,883	16,049	21,138
Bank charges and interest	60,385	4,844	6,200	3,872
Legal fees	489,839	4,567	2,871	3,594
	(10,848,508)	(742,922)	(444,706)	(431,071)
Other Income (Expense)
Mineral property costs written off	(5,270,886)	(24,855)	(211,946)	(622,336)
Write-down of investments (Note 3)	(822,858)	(55,463)	(35,153)	(72,517)
Foreign exchange, net	22,657	5,709	(9,071)	(1,414)
Loss from equity investments	(579,839)	-	-	-
Corporation capital tax	(28,926)	-	-	-
Gain on sale of property, plant and equipment	24,141	15,118	-	-
Insurance proceeds	250,000	-	-	-
Reimbursement of administration costs	290,652	-	-	-
Mineral property recoveries in excess of expenditures	220,951	-	-	-
Interest and other income	605,860	15,308	2,823	10,514
Gain (loss) on sale of portfolio investments	(908,420)	49,624	139,390	59,496
Option payment received on properties written off	25,000	25,000	-	-
	(6,171,668)	30,441	(113,957)	(626,257)

Loss for the Period	$(17,020,176)	$(712,481)	$(558,663)	$(1,057,328)

Loss per Share - Basic and Diluted		$(0.03)	$(0.04)	$(0.09)

Weighted Average Number of Shares Outstanding		20,468,864	13,760,332	11,278,715

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative From Inception (8 June 1987) to 30 April 2004	Years Ended 30 April
Cash Resources Provided By (Used In)		2004	2003	2002
Operating Activities
Loss for the period	$(17,020,176)	$(712,481)	$(558,663)	$(1,057,328)
Items not affecting cash
Loss (gain) on sale of portfolio investments	908,420	(49,624)	(139,390)	(59,496)
Loss from equity investments	579,839	-	-	-
Write-down of portfolio investments	822,858	55,463	35,153	72,517
Mineral property costs written off	5,270,886	24,855	211,946	622,336
Amortization	546,507	16,883	16,049	21,138
Gain on sale of property, plant and equipment	(24,141)	(15,118)	-	-
Stock-based compensation expense (Note 8(d)(ii))	157,000	157,000	-	-
Option payment received on properties written off	(25,000)	(25,000)	-	-
	(8,783,807)	(548,022)	(434,905)	(400,833)
Changes in non-cash working capital	169,323	26,727	28,061	(65,945)
	(8,614,484)	(521,295)	(406,844)	(466,778)
Investing Activities
Proceeds from (purchase of) portfolio investments, net	(1,802,253)	15,492	179,035	305,837
Proceeds from (purchase of) long-term investments	(853,978)	-	-	(21,500)
Mineral property expenditures	(9,916,414)	(171,313)	(261,805)	(273,611)
Recovery of mineral property expenditures	3,073,548	-	64,822	94,905
Option payments received	1,056,556	10,000	-	12,500
Proceeds from sale of property, plant and equipment	31,500	31,500	-	-
Purchase of property, plant and equipment	(607,272)	(36,453)	(2,701)	(2,478)
	(9,018,313)	(150,774)	(20,649)	115,653
Financing Activities
Loan payable	-	(7,350)	(8,186)	(7,330)
Shares issued for cash	19,644,674	2,477,941	170,000	167,556
	19,644,674	2,470,591	161,814	160,226

Net Increase (Decrease) in Cash and Cash Equivalents	2,011,877	1,798,522	(265,679)	(190,899)
Cash and cash equivalents - Beginning of period	-	213,355	479,034	669,933
Cash and Cash Equivalents - End of Period	$2,011,877	$2,011,877	$213,355	$479,034

Cash and Cash Equivalents Consists of:
Cash	1,280,871	1,280,871	147,469	435,608
Restricted cash – flow-through	731,006	731,006	65,886	43,426
	$2,011,877	$2,011,877	$213,355	$479,034

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$1,378,750	$122,000	$60,550	$161,600
Shares issued for services	$60,997	$-	$-	$-
Shares issued for debt	$51,848	$-	$-	$-
Shares issued for finders’ fees	$170,598	$-	$6,750	$13,500
Shares received for mineral properties	$(56,128)	$(10,000)	$(15,000)	$(31,128)
Stock-based compensation expense included in share capital	$157,000	$157,000	$-	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2004
	Acquisition Costs	Exploration Costs	Total	2003 Total
Alaska Properties
Acquisition	$9,807	$-	$9,807	$11,234
General exploration costs	-	6,333	6,333	5,831
	9,807	6,333	16,140	17,065

Manitoba Property
Starlight
Acquisition	-	-	-	24,000
Reimbursement of exploration costs	-	-	-	(25,000)
	-	-	-	(1,000)

Ontario Properties
Baird and Birch-Uchi
Acquisition	5,000	-	5,000	3,000
General exploration costs	-	9,101	9,101	4,800
Option payments received	(10,000)	-	(10,000)	(15,000)
	(5,000)	9,101	4,101	(7,200)

Quebec Properties
Otish Mountain
Geophysical	-	6,947	6,947	30,948
Claim rentals	-	12,125	12,125	-
	-	19,072	19,072	30,948
Glitter Lake
Acquisition	-	-	-	2,800
General exploration costs	-	-	-	440
Option payments received	(10,000)	-	(10,000)	-
	(10,000)	-	(10,000)	3,240
Raglan
Acquisition	-	-	-	10,240

Balances Carried Forward	$(5,193)	$34,506	$29,313	$53,293

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2004
	Acquisition Costs	Exploration Costs	Total	2003 Total
Balances Brought Forward	$(5,193)	$34,506	$29,313	$53,293
Newfoundland Properties
Botwood Basin and Gander
Acquisition	-	-	-	60,500
Staking	-	-	-	24,000
Drilling	-	-	-	56,799
Consulting	-	-	-	58,540
Geophysics	-	-	-	33,784
General exploration costs	-	-	-	819
Government assistance	-	-	-	(39,822)
	-	-	-	194,620

British Columbia Property
Zeballos
Staking	4,661	-	4,661	-
General exploration costs	-	37,344	37,344	1,370
Assays	-	16,945	16,945	-
Mineral taxes	-	1,211	1,211	-
	4,661	55,500	60,161	1,370

New Zealand Properties
Acquisition	143,600	-	143,600	-
Engineering and consulting	-	27,149	27,149	-
General exploration costs	-	10,138	10,138	-
	143,600	37,287	180,887	-

General Exploration	-	2,952	2,952	-

Costs for the Year	143,068	130,245	273,313	249,283
Balance - Beginning of year	330,100	1,430,086	1,760,186	1,722,849
Mineral property costs written off	(12,800)	(12,055)	(24,855)	(211,946)
Option payment received on properties written off	25,000	-	25,000	-
Balance - End of Year	$485,368	$1,548,276	$2,033,644	$1,760,186

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA, and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The Company places its cash with institutions of high credit worthiness.

c)

Investments

Investments are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received for the sale of a resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Environmental Expenditures - Continued

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Property, Plant and Equipment and Amortization

Property, plant and equipment are carried at cost less accumulated amortization.  The Company provides for amortization on the following basis:

  Office equipment - 20% declining balance method

  Automotive equipment - 30% declining balance method

  Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value as determined by management.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Stock-Based Compensation - Change in Accounting Policy

The Company adopted the recommendation of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 May 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards to employees for the fiscal year beginning 1 May 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

j)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Flow-through Shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.  As the Company’s current flow-through share agreement is dated 15 December 2003, there is no impact on the financial statements for the current year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

l)

Flow-through Shares - Continued

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, restricted cash - flow-through, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Portfolio Investments

Details are as follows:

	2004		2003
	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN")	$238,879	$619,080	$227,035
Freegold Ventures Ltd. ("ITF")	87,902	87,902	100,647
Other portfolio investments	74,463	135,214	84,893
	$401,244	$842,196	$412,575

These investments have been accounted for using the lower of cost and market valuation method.  Both PFN and ITF are companies with certain directors in common with the Company.  During the year, the Company had a gain on sale on portfolio investments of $49,624 (2003 - $139,390) of which $4,240 (2003 - $4,933) was on the sale of PFN shares and $20,426 (2003 - loss of $59,880) was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the Company at any time during the year was less than 10%.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

3.

Portfolio Investments - Continued

Write-down of investments consists of the following:

Portfolio:
Write-down of ITF	$46,063
Write-down of other portfolio investments	9,400
$55,463

4.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the Company invested $546,658 representing a 40% interest in WebDispatchers, a British Columbia private company involved in software development.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

5.

Mineral Property Costs

Details are as follows:

2004
Acquisition Costs	-	Exploration Costs	-	Total	-	2003 Total
Alaska Properties	$192,865	$1,297,683	$1,490,548	$1,474,408
British Columbia Properties
Quesnel Canyon	1	-	1	1
Zeballos	4,661	55,500	60,161	-
Ontario Properties
Baird and Birch-Uchi	-	-	-	(7,200)
Quebec Properties
Otish Mountain	90,376	88,541	178,917	159,846
Glitter Lake	43,625	69,265	112,890	122,891
Raglan	10,240	-	10,240	10,240
New Zealand Properties	143,600	37,287	180,887	-
$485,368	$1,548,276	$2,033,644	$1,760,186

a)

Alaska Properties

The Company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The Company has a 100% interest in eleven lode mining claims acquired by staking.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

5.

Mineral Property Costs - Continued

a)

Alaska Properties – Continued

i)

Rainbow Hills Claims – Continued

By agreement dated 28 August 2003 the Company granted Freegold Ventures Ltd. (“ITF”) a company with certain directors and officers in common, the right to earn up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, ITF, at its option, must complete the following:

	Shares	Cash Payments (US Funds)	Exploration Expenditures (US Funds)
Upon execution of the agreement *	-	$10,000	$-
Within 5 days of regulatory approval *	50,000	-	-
On or before 31 December 2003 *	-	20,000	10,000
On or before 28 May 2005	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before 28 May 2008	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before 28 May 2009	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

*

At 30 April 2004, these cash payments and exploration expenditures had not been paid/incurred since the Company and ITF had not received regulatory approval.  Regulatory approval was received subsequent to year-end. The $10,000 cash payment upon execution of the agreement and 50,000 shares payment within 5 days of regulatory approval are obligatory obligations.

ITF will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, ITF may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, ITF will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

In the event that a major mining company (“Major”) elects to participate in the project before ITF vests with a 50% interest (with ITF having expended less than US$1,000,000), ITF will issue up to a million shares to the Company.  In the event that a Major elects to participate in the project before ITF vests with a 50% interest (after ITF has expended US$1,000,000 but has not expended US$2,000,000), ITF will issue up to 750,000 shares to the Company.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

5.

Mineral Property Costs - Continued

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the Company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the Company, at its option, must pay US$28,500 and incur US$250,000 (approximately US$50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the Company.

b)

British Columbia Properties

i)

Quesnel Canyon

The Company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management wrote down the costs on this property to $1 in a prior year.

ii)

Zeballos

Pursuant to an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in 22 Crown-granted and 11 reverted Crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties.  Due to market conditions at that time and lack of exploration undertaken on the property, management wrote off the costs on the property in a prior year.  The Company acquired a 100% interest in the property on 10 December 2002, and in December 2003, an exploration program was undertaken.

c)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $71,000 ($3,000 paid).

During the year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

By an agreement dated 9 April 2003, the Company entered into an agreement with Hawkeye Gold International Inc. (“Hawkeye”), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (62,500 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $68,000 ($Nil paid).

During the year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

By an agreement dated 9 April 2003, the Company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (62,500 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

d)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the Company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the Company, at its option, must complete the following:

  Pay $46,456 for reimbursement of staking and transfer costs (paid)

  Issue 200,000 common shares (issued)

  Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2004 the Company has incurred approximately $179,000.

In addition, the Company agreed to pay the optionor:

  a 10% fee for being the field manager (up to $250,000)

  an additional $25,000 in the event the Company intersects kimberlite in a drill program

  $50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% net smelter returns royalty (“NSR”).  The Company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake

The Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

The property is subject to a 1.5% NSR.

By agreement dated 15 August 2003, the Company granted Pacific North West Capital Corp. (“PFN”) a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
Within 5 business days of receiving regulatory approval	(issued)	-	20,000	-
On or before 15 August 2004		15,000	-	-
On or before 28 May 2005		-	20,000	-
On or before 28 January 2005		-	-	150,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

Subsequent to the year-end, this agreement received regulatory approval.

iii)

Raglan

During the prior year, the Company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

e)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the Company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.

ii)

Gander

The Company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the prior year, all amounts relating to the Newfoundland properties were written off.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

5.

Mineral Property Costs - Continued

f)

New Zealand Properties

Cascade Projects

By agreement dated 28 November 2003, the Company may earn a 100% interest in the Cascade Projects and 100% interest in a New Zealand company.  In order to complete the terms of the agreement, the Company must, at its option, make payments, and issue shares as follows:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

Other Projects

In addition to the Cascade Projects, the Company has also been granted the following two prospecting permits: Granite Dome which covers 1544 sq km and Greymouth North which covers 235 sq km. The Company has also made application for two additional permits which have not been granted as at the year end.

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Office equipment	$195,633	$172,433	$23,200	$29,674
Automotive equipment	35,535	5,331	30,204	16,382
Mining equipment	215,516	215,516	-	4,160
	$446,684	$393,280	$53,404	$50,216

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

7.

Loan Payable

The loan payable bears interest at 10.75% per annum and is repayable in monthly payments of $777.  During the year, the loan matured and was paid in full.

8.

Share Capital

a)

Private Placements

During the year, the Company issued 1,500,000 units at a price of $0.10 for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable for three years after the issue date at $0.12 per share. A total of 645,000  units were purchased by related parties.

During the year, the Company issued 3,500,000 at a price of $0.10 for gross proceeds of $350,000. Each unit consists of one common share and one share purchase warrant exercisable for two years after the issue date at $0.12 per share. The agents received 245,000 finder’s units. Each finder’s unit consists of one common share and one share purchase warrant having the same terms as the issued warrants.

During the year, the Company issued 2,000,000 units at a price of $0.23 for gross proceeds of $460,000. Each unit consists of one common share and one-half share purchase warrant exercisable for 12 months after the issue date at $0.33 per share. The agents received 16,555 common shares of the Company. A total of 47,583 units were purchased by related parties.

During the year, the Company issued 2,118,944 flow-through units at a price of $0.35 for gross proceeds of $741,630. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for 12 months after the issue date at $0.45 per share. The agents received 60,000 finder’s units and 8,540 common shares of the Company. Each finder’s unit consists of one common share and one share purchase warrant having the same terms as the issued warrants.

During the year, the Company issued 2,000,000 units at a price of $0.35 for gross proceeds of $700,000. Each unit consists of one common share and one-half share purchase warrant exercisable for 12 months after the issue date at $0.45 per share. The agents received 61,950 common shares of the Company.

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that have not been spent on qualifying CEE as at the balance sheet date.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

8.

Share Capital - Continued

c)

Exercise of Warrants and Options

i)

During the year, 738,333 warrants were exercised for gross proceeds of $102,417. Of these, 250,000 warrants were exercised by related parties for proceeds of $26,000.

ii)

During the year, 40,000 options were exercised for gross proceeds of $6,000.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

i)

A summary of the Company’s options at 30 April 2004 and the changes for the year are as follows:

Number outstanding 30 April 2003	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2004	Exercise price per share	Expiry date
48,000	-	-	48,000	-	$0.50	21 May 2003
37,000	-	-	37,000	-	$0.50	2 February 2004
20,000	-	-	16,000	4,000	$0.50	31 May 2004
202,000	-	-	48,000	154,000	$0.50	23 February 2005
85,000	-	-	7,000	78,000	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
22,500		-	6,500	16,000	$0.50	28 August 2006
38,900	-	-	9,400	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
-	40,000	40,000	-	-	$0.15	1 September 2004
-	40,000	-	-	40,000	$0.20	1 September 2004
-	40,000	-	-	40,000	$0.25	1 September 2004
-	40,000	-	-	40,000	$0.30	1 September 2004
-	150,000	-	-	150,000	$0.32	1 May 2005
-	230,000	-	100,000	130,000	$0.35	10 February 2007
-	100,000	-	-	100,000	$0.10	26 May 2008
-	1,000,000	-	-	1,000,000	$0.25	10 September 2008
500,065	1,640,000	40,000	271,900	1,828,165

As at 30 April 2004, 603,000 options out of the 1,640,000 options granted have fully vested.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

8.

Share Capital - Continued

d)

Share Purchase Options - Continued

ii)

Stock-Based Compensation

Effective 1 May 2003, the Company adopted the new recommendation of CICA Handbook Section 3870 (Note 1i). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the Company granted options to purchase up to 1,640,000 shares of the Company at exercise prices between $0.10 to $0.35 per share.  Of these options, 450,000 were granted to officers and directors of the Company.

The total fair value of the options granted was calculated to be $224,000 on the grant date.  Since the options were granted under a graded vesting schedule, $157,000 of the fair value has been recorded in the Company accounts under consulting fees during the year.  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	114.12%
Risk free interest rate	3.62%
Expected life of options	4 years

e)

Share Purchase Warrants

As at 30 April 2004, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date
1,000,000	$0.33	4 November 2004
1,089,472	$0.45	18 December 2004
950,000	$0.45	26 January 2005
50,000	$0.45	28 January 2005
3,745,000	$0.12	2 October 2005
2,495,000	$0.35	10 April 2006
1,300,000	$0.12	9 September 2006
1,600,000	$0.10	15 January 2007
1,000,000	$0.12	14 November 2007
13,229,472

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

9.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

During the year, the Company paid:

	2004	2003		2002
Consulting fees to a company controlled by an officer of the Company	$15,937	$15,397		$17,810
Management fees to a company controlled by a director of the Company	$95,243	$88,200		$86,000
Rent to a company controlled by a director of the Company	$40,015	$40,015		$40,015
Accounting fees to a company controlled by an officer of the Company	$13,200	$10,950	$	NIL

10.

Income Taxes

The Company has non-capital losses for income tax purposes of approximately $4,732,000 that may be applied against taxable income in future years and expire as follows:

Amount
2005	$772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	591,000
2011	725,000
$4,732,000

The Company also has approximately $3,271,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

11.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation due under the agreement is currently $7,718 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

11.

Commitments - Continued

b)

By an agreement dated 1 July 2000, the Company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2005	$25,272
2006 (expires in June 2005)	$4,212

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

12.

Segmented Information

Details on a geographic basis at 30 April 2004 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$2,839,554	$1,490,548	$180,887	$4,510,989
Capital Expenditures	$112,741	$16,140	$180,887	$309,768
Loss for the Year	$(712,481)	$-	$-	$(712,481)

Details on a geographic basis at 30 April 2003 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$984,171	$1,477,120	$-	$2,461,291
Capital Expenditures	$246,267	$18,239	$-	$264,506
Loss for the Year	$(558,663)	$-	$-	$(558,663)

Details on a geographic basis at 30 April 2002 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$1,338,878	$1,457,342	$-	$2,796,220
Capital Expenditures	$297,589	$-	$-	$297,589
Loss for the Year	$(1,057,328)	$-	$-	$(1,057,328)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

12.

Segmented Information - Continued

Details on an industry basis at 30 April 2004 are as follows:

	Software Development	Resource Exploration	Total
Assets	$-	$4,510,989	$4,510,989
Capital Expenditures	$-	$309,768	$309,768
Loss for the Year	$-	$(712,481)	$(712,481)

Details on an industry basis at 30 April 2003 are as follows:

	Software Development	Resource Exploration	Total
Assets	$-	$2,461,291	$2,461,291
Capital Expenditures	$-	$264,506	$264,506
Loss for the Year	$-	$(558,663)	$(558,663)

Details on an industry basis at 30 April 2002 are as follows:

	Software Development	Resource Exploration	Total
Assets	$61,163	$2,735,057	$2,796,220
Capital Expenditures	$21,500	$276,089	$297,589
Income (Loss) for the Year	$8,926	$(1,066,254)	$(1,057,328)

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

c)

Until 1 May 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements.  Commencing 1 May 2002, Canadian GAAP treatment is consistent with United States GAAP treatment.  Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method.  The Company elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options. During the years ended 30 April 2003 and 2002, there were no employee options granted.

Effective 1 May 2003, the Company adopted the new Canadian standards for stock compensation (Note 1(i)) and Note 8(d)) which mirrors in all material respects SFAS 123.  Accordingly, no reconciling item exists between Canadian and United States accounting for stock options after 1 May 2003.

d)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income relating to that investment is cleared out to income.  Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	to 30 April 2004	2004	2003	2002
Loss for the period as reported	$(17,020,176)	$(712,481)	$(558,663)	$(1,057,328)
Stock compensation expense on release of performance shares	(442,500)	-	-	-
Stock compensation expense	(1,016,332)	-	-	-
Recovery (write-off) of mineral property costs	(2,033,644)	(273,458)	(37,337)	312,158
Loss on write-down of portfolio investments	276,201	55,463	35,153	51,017
Primary loss for the period in accordance with United States GAAP	$(20,236,451)	$(930,476)	$(560,847)	$ (694,153)
Primary loss per share for the period in accordance with United States GAAP		$(0.05)	$(0.04)	$ (0.07)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2004	2003	2002
Deficit - As reported	$(17,020,176)	$(16,307,695)	$(15,749,032)
Stock compensation expense on release of performance shares	(442,500)	(442,500)	(442,500)
Stock compensation expense	(1,016,332)	(1,016,332)	(1,016,332)
Write-off of mineral property costs	(2,033,644)	(1,760,186)	(1,722,849)
Deficit in accordance with United States GAAP	$(20,512,652)	$(19,526,713)	$(18,930,713)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

a)

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, are as follows:

	Common Shares		Accumulated	Comprehensive
	Number	Amount	Deficit	Income	Total
Shareholders’ equity balance as reported at 30 April 2002	12,915,783	$18,469,626	$(15,749,032)	$-	$2,720,594
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(1,722,849)	-	(1,722,849)
Unrealized holding gains on portfolio investments	-	-	-	530,583	530,583
Shareholders’ equity in accordance with United States GAAP at 30 April 2002	12,915,783	$19,485,958	$(18,930,713)	$530,583	$1,085,828
Shareholders’ equity balance as reported at 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$-	$2,399,231
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(1,760,186)	-	(1,760,186)
Unrealized holding gains on portfolio investments	-	-	-	209,541	209,541
Shareholders’ equity in accordance with United States GAAP at 30 April 2003	14,675,117	$19,723,258	$(19,526,713)	$209,541	$406,086
Shareholders’ equity balance as reported at 30 April 2004	27,314,439	$21,463,867	$(17,020,176)	$-	$4,443,691
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(2,033,644)	-	(2,033,644)
Unrealized holding gains on portfolio investments	-	-	-	440,952	440,952
Shareholders’ equity in accordance with United States GAAP at 30 April 2004	27,314,439	$22,480,199	$(20,512,652)	$440,952	$2,408,499

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

h)

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”.  SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after 30 June 2001.  In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after 30 June 2001.  The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets.  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results.  Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on 1 May 2002, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company adopted SFAS No. 143, as required, on 1 May 2003, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on 15 May 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company adopted the remaining provisions of SFAS No. 145, as required, on 1 May 2003, with no material impact on its financial statements.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

h)

New Accounting Pronouncements - Continued

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized rateably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company adopted SFAS No. 146, as required, on 1 May 2003 with no material impact on its financial statements.

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after 15 December 2002. The Company adopted the provisions of FIN 45, as required, on 1 January 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002.  The Company adopted SFAS No. 148, as required, on 1 January 2003 with no material impact on its financial statements.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2004 and 2003
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

h)

New Accounting Pronouncements - Continued

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.”   FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003.  For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after
15 June 2003.  The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

On 30 April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.".  SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. The Company adopted SFAS 149, as required, on 1 July 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003.  The Company adopted SFAS 150, as required, with no material impact on its financial statements.